Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	11 January 2005	No of sheets:	1

SUPPL

Current report 5/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 10 January 2005 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A., for the sale of 8 mm copper wire rod in 2005. The estimated value of revenues from sales in 2005 may vary within a range of appx. USD 267 040.0 thousand, i.e. appx. PLN 828 812.0 thousand to appx. USD 333 800.0 thousand, i.e. appx. PLN 1 036 015.0 thousand.
The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.

The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes



05005233

WICEPREZES ZARZĄDU
Robert Nowak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 January 2005	*No of sheets:*	*1*

Current report 3/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 5 January 2005 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2005. The value of this contract is estimated at USD 156 675.0 thousand (i.e. PLN 476 386.0 thousand). This amount was estimated based on copper quotations and the National Bank of Poland exchange rate from 4 January 2005. This contract foresees contractual penalties for failure to execute payments on time. The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. is estimated at around PLN 913 570.9 thousand. The above contract is the highest-value contract. The criteria used for describing the contract as significant is that the total estimated value of the contracts exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 January 2005	*No of sheets:*	*1*

Current report 4/2005

The Management Board of KGHM Polska Miedź S.A. announces that as of 5 January 2005, together with receipt of payment for the final delivery of material, realisation of the contract for the supply of copper cathodes signed between KGHM Polska Miedź S.A. and Glencore International AG has been concluded. This contract was a continuation of the contract dated 15 July 2003 signed between KGHM Polska Miedź S.A. and Glencore International AG for the sale of copper cathodes in the years 2004-2008 (current report nr 40/2003 dated 16 July 2003). As a result, the Management Board of KGHM Polska Miedź S.A. considers both of these contracts as expired. The Company foresees no negative financial impact from the termination of these contracts - the termination of these contracts will not impact the turnover of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 5 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	5 January 2005	No of sheets:	1

Current report 2/2005

The Management Board of KGHM Polska Miedź S.A. hereby announces - based on information received on 4 January 2005 pursuant to art. 147 of the Law on the public trading of securities - that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has reduced its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to less than 5%. Currently Deutsche Bank Trust Company Americas holds 9 876 024 shares of KGHM Polska Miedź S.A., representing 4.94 % of the share capital of the Company. This amount of shares in addition grants the right to 9 876 024 votes, i.e. 4.94 % of the total number of votes at the General Meeting of KGHM Polska Miedź S.A.
The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
§5, section 1, point 21 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	4 January 2005	*No of sheets:*	*1*

Current report 1/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 31 December 2004 the Regional Court for Wrocław Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration registered a change in the share capital of the company INTERFERIE Spółka Akcyjna (joint stock company) with its registered head office in Lubin (a subsidiary of Dolnośląska Spółka Inwestycyjna S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.), having been transformed from the limited liability company "INTERFERIE" Spółka z o.o. Following registration of this change, the share capital of INTERFERIE Spółka Akcyjna remains at the amount of PLN 47 821.0 thousand and is divided into 9 564 200 shares with a nominal value of PLN 5 each.
Following this registration, the share of subordinated entities of KGHM Polska Miedź S.A. in the share capital of INTERFERIE Spółka Akcyjna is as follows:
Dolnośląska Spółka Inwestycyjna S.A. - 8 964 200 shares (93.72%),
KGHM Polska Miedź S.A. - 300 000 shares (3.14%),
Centrum Badań Jakości Spółka z o.o. - 300 000 shares (3.14%).
The total number of votes arising from all issued shares after this change in share capital is 9 564 200.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Robert Nowak

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 JAN 14 A 11:59

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	28 December 2004	*No of sheets:*	*1*

Current report 62/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 23 December 2004 the Regional Court for Wrocław Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration registered a change in the share capital of the company Telefonia DIALOG S.A. with its registered head office in Wrocław (a subsidiary of KGHM Polska Miedź S.A.).

The share capital of Telefonia DIALOG S.A. was increased by PLN 630 000 thousand through the issuance of 6 300 000 registered preference shares with a nominal value of PLN 100 each.

These shares were acquired for cash by KGHM Polska Miedź S.A.

Following registration of this change the share capital of Telefonia DIALOG S.A. amounts to PLN 1 480 000 thousand and is divided into 14 800 000 registered preference shares with a nominal value of PLN 100 each.

Each of shares of A-H series (in the total amount of 5 000 000 shares) is a preference (to voting rights) share and gives five votes per share at the General Shareholders Meeting.
Each of shares of I-J series (in the total amount of 9 800 000 shares) is a preference (to voting rights) share and gives two votes per share at the General Shareholders Meeting.

The total number of votes arising from all issued shares after this change in share capital of Telefonia DIALOG S.A. is 44 600 000.

Following this registration KGHM Polska Miedź S.A. owns 100% of the share capital of Telefonia DIALOG S.A.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

PREZES ZARZĄDU
Wiktor Błądek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	27 December 2004	No of sheets:	1

Current report 61/2004

Pursuant to § 10 of the Regulations on the Utilisation of the Electronic Data Transmission System (Elektroniczny System Przekazywania Informacji, "ESPI"), being Annex nr 1 to Ruling nr 18/2004 of the General Director of the Polish Security and Exchange Commission dated 22 October 2004, the Management Board of KGHM Polska Miedź S.A. announces that as of 27 December 2004 the Company will submit all current and periodic reports required of publically-listed companies by means of the Electronic Data Transmission System (ESPI).

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	24 December 2004	No of sheets:	1

Current report 60/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 23 December 2004 the Company was informed of the signing on 22 December 2004 of a contract, entered into between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH in Hettstedt for the sale of copper cathodes in 2005, by the other party to the contract. The value of the contract is estimated at USD 178 227.5 thousand (PLN 545 821.7 thousand). This amount was estimated based on copper quotations and the National Bank of Poland exchange rate from 22 December 2004. This contract foresees contractual penalties for failure to execute payments on time.
The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH w Hettstedt amounts to PLN 568 746.2 thousand.

The criteria used for describing the contract as significant is that its estimated value exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes



WICEPREZES ZARZĄDU
Robert Nowak



Wiktor Błądek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	23 December 2004	No of sheets:	1

Current report 59/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 22 December 2004 early repayment was made on the final tranche of a loan amounting to USD 69 152 thousand, drawn on the basis of a credit agreement for PLN 471 130 thousand and USD 159 500 thousand, which was entered into on 18 July 2003 between KGHM Polska Miedź S.A. and the banks Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A. together with a syndicate of other banks (current report 42/2003 dated 18 July 2003). The final date of repayment of this loan based on the agreement was to be 18 July 2006. Repayment of the amount of USD 69 152 thousand will be covered by Company funds in the amount of USD 19 152 thousand and by operating credit in Pekao S.A. in the amount of USD 50 000 thousand, with a repayment date of 21 December 2005.

The criteria used for describing the agreement as significant is that it exceeds 10% of the value of the equity of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

WICEPREZES ZARZĄDU
Marek Szczerbiak

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek